FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 10, 2010

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

Fourth Quarter 2009 Results

Buenos Aires, February 10, 2010 – Petrobras Energía S.A. (Buenos Aires: PESA) announces the results for the fourth quarter ended December 31, 2009.

Net income for 2009 fourth quarter was a P$30 million gain. In 2008 fourth quarter the Company recorded a negative net income of P$384 million.

Net income for 2009 quarter as compared to 2008 quarter is mainly attributable to:

- Increased operating income in the amount of P$312 million.

- Reduced losses in Financial Income (expense) and Holding Gains (losses) of P$433 million.

- Higher losses from Other Expenses, net in the amount of P$185 million, of which P$127 million derive from equity in the earnings of Mixed-Ownership Companies in Venezuela.

- Tax effects in the amount of P$169 million, due to the variation in results.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2009 quarter net sales decreased P$226 million to P$880 million. Daily sales volumes of oil equivalent averaged 92.4 thousand barrels in 2009 quarter compared to 111.4 thousand barrels in 2008 quarter. This variation was partially offset by a 7% increase in crude oil average sales prices in Argentina mainly derived from the impact of exchange rate variations on sales prices, and a 57.5% improvement in sales prices per barrel in Ecuador.

Crude oil sales decreased P$259 million to P$640 million in 2009 quarter, mainly due to divestment of the 60% interest in Lote X in Peru in April 2009 and the 40% interest in  Block 18 in Ecuador in December 2008.

Gas sales increased P$45 million to P$225 million in 2009 quarter, as a consequence of the 19.2% rise in average sales prices and the 4.9% increase in sales volumes. The improvement in sales prices was mainly due to a greater demand from higher price segments such as Power Plants and Industry. The increase in sales volumes was mainly due to the 8.8% rise in sales volumes in Argentina to 298.1 million cubic feet per day, partially offset by divestment of Lote X in Peru, accounting for 7.9 million cubic feet per day in 2008 quarter.

*  Gross profit decreased P$111 million to P$282 million in 2009 quarter. The gross margin on sales dropped to 32% in 2009 quarter from 35.5% in 2008 quarter. The drop in 2009 quarter is basically attributable to the above mentioned divestments in Peru and Ecuador, partially offset by the increase in prices both in Argentina and Ecuador.

* Exploration expenses totaled P$134 million and P$145 million in 2009 and 2008 quarters, respectively. Expenses for 2009 quarter were mainly attributable to investments in offshore exploration wells in Golfo San Jorge in Argentina. Expenses in 2008 quarter were mainly attributable to expenses incurred in Argentina in the off-shore consortium in charge of the exploration of the Golfo San Jorge Basin, Marina 1 Block and, to a lesser extent, in 3D seismic works in Chirete, in the province of Salta.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2009, liquid hydrocarbon and natural gas proved reserves of Petrobras Energía totaled 290.4 million boe (131.7 million oil barrels and 952.4 billion cubic feet of gas), accounting for a 33% decrease in reserves compared to reserves as of December 31, 2008.

DeGolyer and MacNaughton, international technical consultants, audited approximately 70% of the Company’s total estimated reserves and 100% of estimated reserves operated by Petrobras Energía.

Production for the year totaled 40.3 million boe.

Divestment of interest in Lote X in Peru resulted in a 70.6 million boe reduction

Following approval of the New Constitution in Bolivia, the power to book and record reserves was exclusively vested in the Bolivian State. As a result, the Company lowered reserves by 23 million boe, without this implying changes in the economic value of Petrobras Energía’s assets. In addition, the 9 million boe downward revision in Venezuela was primarily attributable to areas operated by Petroritupano, Petrowayú and Petrokariña.

As of December 31, 2009, total oil and gas proved reserves of Petrobras Energía were equal to 7 years of production, measured according to 2009 oil and gas levels.

Refining and Distribution

* Net sales of refined products dropped P$87 million to P$1,520 million in 2009 quarter due to a reduction in sales volumes to 1,015 thousand cubic meters in 2009 quarter from 1,337 thousand cubic meters in 2008 quarter. This effect was partly offset by a partial recovery of sales prices.

Domestic sales volumes of diesel oil produced by the Company totaled 309 thousand cubic meters in 2009 quarter and 435 thousand cubic meters in 2008 quarter. Domestic sales volumes of gasoline produced by the Company totaled 165 thousand cubic meters in 2009 quarter and 173 thousand cubic meters in 2008 quarter.

Fuel oil and IFO sales volumes totaled 167 thousand cubic meters in 2009 quarter and 185 thousand cubic meters in 2008 quarter.

In addition, total sales volumes of other related oil products totaled 192 thousand cubic meters in 2009 quarter and 269 thousand cubic meters in 2008 quarter.

*  Gross profit accounted for a P$191 million gain in 2009 quarter, compared to a P$56 million loss in 2008 quarter. Gross margin on sales totaled 12.6% in 2009 quarter, an improvement which resulted from the partial recovery of sales prices

Petrochemicals

* Net sales increased 15% to P$982 million in 2009 quarter, mainly due to a 32.7% rise in sales volumes, partially offset by a 14% drop in average sales prices. Styrenics operations in 2008 quarter were affected by the decrease in demand as a consequence of the international crisis.

Total styrenics sales in Argentina rose P$52 million to P$294 million in 2009 quarter. Such increase was mainly attributable to a 51.6% rise in sales volumes, partially offset by a 20% decrease in sales prices.

Styrenics sales in Brazil increased 34.9% to P$452 million in 2009 quarter, mainly due to a 35.5% rise in sales volumes.

Fertilizers sales decreased P$51 million to P$223 million in 2009 quarter as a consequence of a 36% reduction in sales prices, partially offset by a 27.1% increase in sales volumes.

* Gross profit increased 14.3% to P$176 million in 2009 quarter. Gross margin on sales totaled 18% in both quarters.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

* Sales revenues rose P$55 million to P$282 million in 2009 quarter.

Gas sales revenues increased P$23 million to P$184 million in 2009 quarter, mainly due to the 19.1% improvement in average sales prices, partially offset by a 4% reduction in sales volumes to P$292.7 million cubic feet per day in 2009 quarter.

Liquid fuel sales revenues increased P$34 million to P$94 million in 2009 quarter, mainly due to a rise of 35% and 15.6% in sales prices and sales volumes, respectively. Sales volumes totaled 64.2 thousand tons in 2009 quarter.

Electricity

* Net sales of electricity generation rose 29.5% to P$250 million in 2009 quarter, mainly due to a 18% increase in sales volumes and a 9.8% rise in average sales prices. This improvement in sales volumes and prices partially derives from energy deliveries by the new Genelba Plus power plant which contributed sales revenues of P$32 million as a consequence of a generation of 142 GWh at an average price of P$225.4 per MWh.

Net sales attributable to Genelba Power Plant increased P$10 million to P$171 million in 2009 quarter as a result of sales volumes of 1,540 GWh at an average sales price of P$111 per MWh. Energy sales volumes increased 3.6% and average sales prices rose 2.5% in 2009 quarter.

Net sales attributable to Pichi Picún Leufú rose P$15 million to P$47 million in 2009 quarter, mainly due to energy sales totaling 472 GWh at an average sales price of P$99.6 per MWh in 2009 quarter. Sales volumes improved 38.9% due to the higher water supply in the Comahue Basin and average sales prices increased 5.7% in 2009 quarter.

PETROBRAS ENERGÍA S.A.

Date: 02/10/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney